

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

January 13, 2011

Joseph A. D'Amato
Chief Executive Officer
Empire Resorts, Inc.
c/o Monticello Casino and Raceway, Route 17B
P.O. Box 5013, Monticello, NY 12701

Re: Empire Resorts, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 5, 2011
File No. 001-12522

Dear Mr. D'Amato:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

John Dana Brown
Attorney Advisor